UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number

001-32663

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

iHEART MEDIA, INC. 401(k) SAVINGS PLAN, FORMERLY

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

200 East Basse Road

San Antonio, Texas 78209

Telephone (210) 832-3700

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Retirement Benefits Committee

Clear Channel Communications, Inc. 401(k) Savings Plan

Dallas, Texas

We have audited the accompanying statement of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

San Antonio, Texas

June 30, 2014

Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

iHeart Media, Inc. 401(k) Savings Plan

San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of iHeart Media, Inc. 401(k) Savings Plan, formerly Clear Channel Communications, Inc. 401(k) Savings Plan, as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of iHeart Media, Inc. 401(k) Savings Plan, formerly Clear Channel Communications, Inc. 401(k) Savings Plan, at December 31, 2014, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of iHeart Media, Inc. 401(k) Savings Plan financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas

June 16, 2015

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

Assets	2014	2013

Investments, at Fair Value
Plan interest in iHeart Communications, Inc.
Master Trust, formerly Clear Channel
Communications, Inc. Master Trust	$891,560,580	$848,450,668

Total Investments, at fair value	891,560,580	848,450,668

Receivables
Employer Contributions	–	573,690
Participants’ contributions	–	1,556,083
Notes receivable from participants	15,137,376	14,642,502

Total receivables	15,137,376	16,772,275

Total assets	906,697,956	865,222,943

Net Assets Available for Benefits	$906,697,956	$865,222,943

See Notes to Financial Statements

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Investment Income
Plan interest in iHeart Communications, Inc. Master Trust, formerly Clear Channel Communications, Inc. Master Trust
$60,157,438

Interest Income on Notes Receivable from Participants	633,338

60,790,776

Contributions
Employer	16,114,922
Participants	44,329,153
Rollovers	3,517,789

Total contributions	63,961,864

Total additions	124,752,640

Deductions
Benefits paid to participants	83,013,089
Administrative expenses	264,538

Total deductions	83,277,627

Net Increase	41,475,013

Net Assets Available for Benefits, Beginning of Year	865,222,943

Net Assets Available for Benefits, End of Year	$906,697,956

See Notes to Financial Statements

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1:     Description of Plan

The following description of the iHeart Communications, Inc. (Company or Plan Sponsor) iHeart Media, Inc. 401(k) Savings Plan (Plan) provides only general information. In connection with a plan restatement effective October 1, 2014, the Plan name was changed from Clear Channel Communications, Inc. 401(k) Savings Plan. In addition, the name of the plan sponsor was changed from Clear Channel Communications, Inc. to iHeart Communications, Inc. (Company or Plan Sponsor). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company and Employees become eligible to participate in the Plan after completing 90 days of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $17,500 in 2014. The Plan sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes. For 2014, the qualified plan compensation limit was $260,000. Employees participating in the Plan who attained age 50 by December 31 are eligible to contribute an additional $5,500 in pre-tax “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and various registered investment funds.

Employer contributions to the Plan include matching contributions, currently in an amount equal to 50% of the first 5% of each participant’s voluntary contributions under the Plan. Additionally, elective contributions may be made annually at the discretion of the Plan sponsor’s Board of Directors. The employer matching contribution was $16,114,922 for the year ended December 31, 2014. No employer elective contributions were made for the year ended December 31, 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Plan sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant-directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the year ended December 31, 2014, $250,000 in forfeitures were used to reduce employer contributions. During 2014, $315,909 and $213,098 was used to fund the true-up employer matching contribution for plan years 2012 and 2013, respectively. Unallocated forfeitures as of December 31, 2014 and 2013, were approximately $387,557 and $417,500, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan sponsor’s contributions is based on years of continuous service. A participant is 100% vested in the Plan sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65).

Notes Receivable from Participants

Participants may borrow from $1,000 up to a maximum of the lesser of (i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or (ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to 1% above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Rollovers

Rollovers represent transfers of eligible cash distributions from any other qualified plans through a direct transfer from such plan.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump-sum and rollover. Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. Class A common stock, subject to Plan requirements. The Plan sponsor encourages terminated participants to review the distribution options available under the Plan.

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan sponsor may periodically distribute the funds of terminated participants who do not make a distribution election. If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution. If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the iHeart Communications, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump-sum payment or as a direct rollover. For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump-sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan. Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump-sum payment as soon as administratively feasible after reaching age 65. Hardship withdrawals are available to Plan participants upon approval.

Note 2:     Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s interest in the iHeart Communications, Inc. Master Trust “(Master Trust)” is stated at fair value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded as their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Reclassifications

Certain prior year amounts in Notes 3 and 4 have been reclassified to conform to the current year presentation. Specifically, the cash holdings within the unitized fund have been disclosed separately from the common stock held in the unitized fund as previously reported.

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 3:     Plan Interest in iHeart Communications, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

•	Clear Channel Outdoor Holdings, Inc. Class A common stock – quoted market price
•	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Each participating plans’ interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The following tables presents the fair values of the proportionate interest of the Plan in the Master Trust at December 31, 2014 and 2013.

	2014	2013
Investments at Fair Value
Clear Channel Outdoor Holdings, Inc. Class A common stock	$2,938,736	$2,408,128
Cash Holdings	79,330	55,888
Registered investment funds	905,197,779	861,017,392

	$908,215,845	$863,481,408

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The Plan’s percentage interest in each of the investment fund options of the Master Trust are as follows:

Investments at Fair Value	December 31,	Percentage of	December 31,	Percentage of
	2014	Master Trust	2013	Master Trust
Fidelity Institutional Money Market	$41,892,839	98.40%	–	–
Fidelity Small Cap Stock	–	00.00%	$16,351,288	97.61%
Fidelity Retirement Money Market	–	–	$48,844,825	98.56%
Fidelity Diversified Int’l – Class K	$62,190,357	97.97%	$66,553,000	97.96%
Fidelity Growth Co Fund – Class K	$77,127,269	97.22%	$70,006,703	97.57%
Fidelity Low Priced Stock – Class K	$64,503,963	97.89%	$65,202,313	98.10%
Fidelity Freedom K Income	$9,163,998	97.85%	$4,304,511	96.75%
Fidelity Freedom K 2000	–	–	$2,170,912	98.19%
Fidelity Freedom K 2010	$48,318,259	98.55%	$50,803,791	98.71%
Fidelity Freedom K 2020	$46,289,493	96.76%	$39,458,652	96.44%
Fidelity Freedom K 2030	$55,477,878	97.93%	$47,049,386	98.39%
Fidelity Freedom K 2040	$38,853,232	97.60%	$31,531,568	97.46%
Fidelity Freedom K 2050	$17,296,169	98.16%	$11,389,692	97.91%
Spartan 500 Index	$160,314,034	97.97%	$148,809,242	97.96%
Pimco Total Return Institutional	$65,388,824	98.50%	$64,327,624	98.62%
MSIF Mid Cap Growth I	$73,918,461	99.35%	$80,961,716	99.36%
Vanguard Mid Cap Value Index	$26,831,498	98.91%	$20,954,664	98.88%
T. Rowe Price Institutional Large Cap Value	$60,892,661	99.40%	$53,865,969	99.43%
Goldman Sachs Small Cap Value Institutional	$21,998,315	98.55%	$21,213,856	98.67%
Voya SmallCap Opportunities Fund Class I (formerly ING Small Cap Opportunities Fund Class Institutional)	$18,085,264	97.84%	$2,186,940	98.73%
Clear Channel Outdoor Stock Fund (unitized*)	$3,018,066	100%	$2,464,016	100%

The following information presents the investment income of the Master Trust for the year ended December 31, 2014:

Investment Income

Net appreciation value of investments Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized*)	$236,445
Registered investment funds	7,471,434

7,707,879
Interest and dividends	53,262,709

$60,970,588

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 4:     Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include: (i) Common stocks, which are valued at the closing price reported on the active market on which the individual securities are traded; and (ii) Registered investment funds, which are valued at the quoted net asset value (NAV) of shares held by the Plan at year-end There are no Level 2 or 3 securities held by the Plan.

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Recurring measurements

The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013:

		2014 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$63,476,475	$63,476,475	–	–
Domestic equity	512,452,902	512,452,902	–	–
Lifecycle	220,312,950	220,312,950	–	–
Bond	66,382,667	66,382,667	–	–
Money Market	42,572,785	42,572,785	–	–

Clear Channel Outdoor Holdings, Inc. Class A common stock fund	2,938,736	2,938,736	–	–
Cash holdings	79,330	79,330	–	–

Total assets at fair value	$908,215,845	$908,215,845	–	–

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

		2013 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$67,940,609	$67,940,609	$–	$–
Domestic equity	487,435,958	487,435,958	–	–
Lifecycle	190,850,415	190,850,415	–	–
Bond	65,229,774	65,229,774	–	–
Money Market	49,560,636	49,560,636	–	–

Clear Channel Outdoor Holdings, Inc.
Class A common stock fund	2,408,128	2,408,128
Cash holdings	55,888	55,888	–	–

Total assets at fair value	$863,481,408	$863,481,408	$–	$–

There have been no significant changes in the valuation techniques during the year December 31, 2014. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Note 5:     Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a non-registered fund comprised of the underlying Class A common stock of a majority-owned subsidiary (Clear Channel Outdoor Holdings, Inc.) and a short-term cash component.

The Plan sponsor paid no professional fees related to the Plan for the year ended December 31, 2014.

Note 6:     Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

Note 7:     Tax Status

The IRS has determined and informed the Plan sponsor by a letter dated March 12, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8:     Risk and Uncertainties

The Master Trust invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

iHeart Media, Inc. 401(k) Savings Plan, formerly

Clear Channel Communications, Inc. 401(k) Savings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

EIN:   74-1787539   PN 001

December 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity, rate of interest, collateral, par or maturity value	Current Value

		Various due dates with interest
*	Notes Receivable from Participants	rates between 4.25% - 9.25%	$15,137,376

			$15,137,376

*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IHEART MEDIA, INC. 401(K) SAVINGS PLAN

Date: June 16, 2015	By:	/s/ Michael Perkins
Michael Perkins
Chairman, Retirement Benefits Committee

EXHIBIT INDEX

Exhibit	Description

23.1*	Consent of BKD, LLP

23.2*	Consent of Ernst & Young LLP

*	Filed herewith.